

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Jonas Grossman
Chief Executive Officer
Chardan NexTech Acquisition 2 Corp.
17 State Street, 21st Floor
New York, NY 10004

> **Re: Chardan NexTech Acquisition 2 Corp.**
> **Registration Statement on Form S-1**
> **Filed March 8, 2021**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 10, 2021**
> **File No. 333-254010**

Dear Mr. Grossman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover page

1. We note your disclosure that there is no guarantee that your securities will be approved for listing on Nasdaq. If the offering is not conditioned on the receipt of Nasdaq listing approval, please revise the cover page to clearly state that fact.

2. Please revise to disclose that your sponsor and certain officers and directors are affiliated with the representative of the underwriters and that you have engaged a "qualified independent underwriter," as referenced on page 146. In the next amendment to your registration statement, please identify the qualified independent underwriter.

Prospectus Summary
Our Management Team, page 3

3.   Please revise to disclose that Mr. Popper, who will serve as your Chairman, also serves as the Chairman of Chardan, as disclosed on page 104.

Initial Business Combination, page 8

4.   We note your disclosure on page 145 that you have engaged Chardan as an advisor in connection with your business combination, pursuant to the Business Combination Marketing Agreement, and that you will pay Chardan a cash fee for such services upon the consummation of your initial business combination in an amount equal to 3.5% of the gross proceeds of the offering. Under a separate heading, please disclose such fee and whether the individuals who will perform the specified services on behalf of Chardan also serve as your officers or directors.

5.   We note your disclosure that your sponsor will transfer up to 20,000 founder shares to each of your independent directors or you will pay cash fees to such directors, at your discretion. Please revise to disclose the factors that you will consider in determining whether directors will be compensated in founder shares or cash, and quantify such cash fees.

Exclusive Forum for Certain Lawsuits, page 132

6.   We note your disclosure that your exclusive forum provision will not apply to claims arising under the federal securities laws, including the Securities Act as to which the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums. However, on page 59 you state that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise to clarify this inconsistency. Additionally, please revise the risk factor on page 55 to disclose that there is also a risk that your exclusive forum provision in your warrant agreement may result in increased costs for investors to bring a claim.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Tracie Mariner at 202-551-3744 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ari Edelman, Esq.